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                   Bausch & Lomb Incorporated

                           Exhibit 12

  Statement Regarding Computation of Ratio of Earnings to Fixed
                             Charges

                  (Dollar Amounts In Millions)

                                 For Six Months Ending    For the Year Ending
                                     June 27, 1998         December 27, 1997
Earnings before provision of
  income taxes and minority

  interests                             $ 71.0                   $118.0

Fixed charges                             52.9                     57.9

Capitalized interest, net of
current period amortization                0.1                      0.3

Total earnings as adjusted              $124.0                   $176.2

Fixed charges:
  Interest (including interest
  expense and capitalized
  interest)                             $ 51.7                   $ 56.1

Portion of rents representative of
  the interest factor                      1.2                      1.8

Total fixed charges                     $ 52.9                   $ 57.9

Ratio of earnings to fixed charges        2.34<F1>                 3.04<F2>


<F1> Excluding the effects of the restructuring charges, purchased-
     in-process research and development charges from the surgical acquisitions and the gain on sale of the skin care business in 1998, the ratio of earnings to fixed charges at June 27, 1998 would have been 2.29.

<F2> Excluding the effects of the restructuring charges recorded in
     1997, the ratio of earnings to fixed charges at December 27, 1997 would have been 4.28.
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